77I

Legg Mason Partners Growth and
Income Fund:

Effective April 21, 2006, Smith Barney
share classes (Smith Barney Class O
and P) and Salomon Brothers share
classes (Salomon Brothers Class A,
B, C, O and Y ) were converted to Smith
Barney Class A (since renamed Class A).